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September 13, 2021 VIA EDGAR AND ACCELLION/KITEWORKS SECURE FILE TRANSFER SYSTEM	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Jeff Kauten, Staff Attorney Larry Spirgel, Office Chief Joyce Sweeney, Senior Staff Accountant Kathleen Collins, Accounting Branch Chief

Re:	Amplitude, Inc. Stock-Based Compensation Registration Statement on Form S-1 File No. 333-259168

Ladies and Gentlemen:

On behalf of Amplitude, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally confidentially submitted the above-referenced Registration Statement to the Commission on June 21, 2021, resubmitted the Registration Statement to the Commission on July 26, 2021 and August 13, 2021, publicly filed the Registration Statement with the Commission on August 30, 2021 and submitted an amendment to the Registration Statement on the date hereof (as amended, the “Registration Statement”).

On August 13, 2021 and August 30, 2021, the Company provided supplemental information to the Staff with respect to the Company’s accounting treatment for stock-based compensation. The purpose of this Letter is to provide additional supplemental information to the Staff with respect to the Company’s accounting treatment for stock-based awards granted from July 1, 2021 through September 13, 2021 (the “Reference Period”). We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1001

September 13, 2021

The Company has provided below a breakdown of the stock awards granted during the Reference Period, including the exercise price as determined by the Company’s board of directors (the “Board”), the estimated fair value per share of the underlying common stock as well as the applicable grant date fair value of the common stock award for financial reporting purposes:

Grant date	Award type	Number of shares of common stock underlying awards	Exercise price per share	Estimated common stock grant date fair value per share — Linear Interpolation (a)		Fair value of common stock award - Financial reporting (b)
8/8/2021	Options	67,134	$21.75	$27.26		$12.32
8/8/2021	Restricted Stock Units (RSUs)	143,579	—	$27.26		$27.26
8/8/2021	Restricted Stock Awards (RSAs)	46,875	—	$27.26		$27.26
8/23/2021	Options	125,000	$21.75	$29.38		$13.24
8/23/2021	RSUs	277,093	—	$29.38		$29.38
9/8/2021	Options	90,600	$30.52	(c	)	(c	)
9/8/2021	RSUs	234,085	—	(c	)	(c	)
9/10/2021	RSUs	125,000	—	(c	)	(c	)

a.

The Company utilizes a linear interpolation between the most recent independent common stock valuations before and after the date of grant to determine the fair value of its common stock on the grant date.

b.

Compensation expense is recognized as expense over the employee’s or director’s requisite service period on a straight-line basis, except with respect to certain options and awards with performance-based vesting conditions upon certain liquidity events such as a change of control or an initial public offering. As the date of this letter, no such liquidity events have been achieved and therefore no expense has been recorded for performance-based awards. Fair value of option awards is based on a Monte Carlo option pricing model.

c.

The Company has not yet determined the fair value per share for financial reporting purposes. The Company utilizes a linear interpolation between the most recent independent common stock and common stock option valuations before and after the date of grant to determine the fair value of the grant on the grant date. Currently, the Company’s most recent independent valuation report was as of August 31, 2021 with its next independent determination of fair value planned as of the earlier of the date of its direct listing or September 30, 2021, unless events or changes in circumstances necessitate the need for an additional valuation to be performed. The fair value of each award, therefore, is planned to be determined in conjunction with the preparation of the Company’s financial statements for the quarterly period ending September 30, 2021, and is subject to change.

As detailed in our prior comment letter response dated August 30, 2021, for financial reporting purposes, the Company determines the fair value of its common stock awards by linearly interpolating on a daily basis the increase between the most recent independent valuation reports performed prior to and after the date of grant, when considered appropriate. Since our last response, the Company obtained an independent valuation of our common stock as of August 31, 2021 (the “August 2021 Valuation Report”) that impacts the grants during the Reference Period. The August 2021 Valuation Report used a combination of the income and market approach and then allocated this value to the common stock using a hybrid of the probability weighted expected return method (“PWERM”) and the option-pricing method (“OPM”).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1002

September 13, 2021

The key inputs of the August 2021 Valuation Report are summarized in the table below.

	Enterprise valuation method*	Common stock allocation method	Scenario probability	Marketable value per share	DLOM (as defined below)	Probability weighted value per share prior to weighting with secondaries	Weight with secondary sales	Weighted common share value
PWERM Analysis
IPO on September 30, 2021	[***]% PCMMM (as defined below)	Future equity value based on capitalization	[***]%	$[***]	[***]%	$[***]
Remain Private through December 31, 2022	[***]% DCF (as defined below) and [***]% PCMMM	OPM	[***]%	$[***]	[***]%	$[***]
PWERM determined fair value						$[***]	[***]%	$[***]
Secondary sale						$29.66	[***]%	$[***]

Fair value per Valuation Report								$30.52

*	See the Changes in enterprise valuation method data and assumptions section for period over period changes in IPO and stay private scenario valuation inputs.

Common stock valuation

The August 2021 Valuation Report continued to utilize a hybrid PWERM methodology utilizing IPO and stay private scenarios. First, the IPO scenario exit date was updated from October 15, 2021 in the previous independent valuation (the “June 2021 Valuation Report”) to September 30, 2021. Additionally, the probability of an IPO was increased from [***]% to [***]%. The “remain private” scenario maintained its expectation of a liquidity event on December 31, 2022 and assigned a probability weight of [***]%. The probability weights were based on management’s assessment as of August 31, 2021 of the likelihood of the two scenarios. In assessing the probability of the IPO scenario, the Company considered that since the June 2021 Valuation Report it had filed three additional versions of its Registration Statement, including updates to address three rounds of SEC comments. The Company’s last filing also was made public, beginning the public notice period in advance of the Company’s planned Investor Day on September 14, 2021. These actions resulted in an increase to its IPO probability from [***]% to [***]%. The Company considered the public filing of its Registration Statement to be a strong indicator of a higher probability of the IPO scenario in the PWERM analysis. However, the Company had not yet held its Investor Day nor completed its investor education meetings. Therefore the IPO scenario was not considered more than [***]% likely. Further, the discount for lack of marketability (“DLOM”) for the IPO scenario decreased from [***]% in the June 2021 Valuation Report to [***]%. The increased probability of the IPO and decreased DLOM, is commensurate with the increased possibility of an exit event through IPO based on the continued progress made toward an IPO in the intervening period, as well as the date of the IPO event changing from October 15, 2021 to September 30, 2021. The exit value of the Company in the IPO scenario was estimated using the public company market multiple method (“PCMMM”).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1003

September 13, 2021

The August 31, 2021 valuation “remain private” scenario was performed using a combination of the income approach (discounted cash flow (“DCF”)) and the market approach (PCMMM) to derive an indicated total equity value for the Company. The income and market approaches were each assigned a weighting of [***]% in the “remain private” scenario consistent with the December 31, 2020, March 31, 2021, May 18, 2021, and June 30, 2021 independent valuation reports obtained by the Company. The OPM was then applied to derive an indicated value on a marketable basis of the Company’s common stock. A [***]% weighting was assigned to the indicated value from the OPM in the overall valuation of the Company’s common stock.

In addition to the OPM business valuation, the August 2021 Valuation Report also considered recent secondary sales in its determination of common stock fair value per share. Consistent with the June 2021 Valuation Report, the recent secondary common stock sales considered for purposes of the August 2021 Valuation Report were all only available to specific buyers and sellers and not to any other existing or hypothetical shareholders or buyers. Further, many of these secondary transactions were with existing investors and none constituted a tender offer. These recent secondary common stock sales also represented less than 1% of the common stock outstanding as of August 31, 2021. Based on these factors, the August 2021 Valuation Report weighted secondary sales at [***]% in determining the common stock fair value. A summary of the secondary sales considered for purposes of the August 2021 Valuation Report is included in the table below.

Closing Date	Number of Shares	Price per share
6/22/2021	5,000	$25.00
6/28/2021	42,215	$23.18
6/28/2021	21,722	$21.00
6/28/2021	62,785	$23.18
6/29/2021	14,606	$21.00
7/2/2021	13,672	$21.00
7/26/2021	50,000	$32.96
8/4/2021	50,000	$32.00
8/11/2021	7,500	$40.00
8/25/2021	25,000	$43.57
8/27/2021	30,818	$43.57

	Weighted average price	$29.66

The secondary sales considered for purposes of the August 2021 Valuation Report had a weighted average sales price of $29.66 compared to $26.75 in the June 2021 Valuation Report.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1004

September 13, 2021

This increase in value from these secondary transactions increased the Company’s estimate of the fair value of common stock even though they were outside of the Company’s control and are not related solely to the Company’s financial condition or results of operations.

Changes in enterprise valuation method data and assumptions

The table below summarizes the key assumptions in the IPO scenario PCMMM as well as the stay private scenario DCF and PCMMM valuation analyses.

Valuation date data or assumptions	June 30, 2021			August 31, 2021
IPO scenario PCMMM assumptions
Trailing-twelve month revenue valuation multiple		[	***]x		[	***]x
Trailing-twelve month revenue	$	[	***]	$	[	***]
Forward-twelve month revenue valuation multiple		[	***]x		[	***]x
Forward-twelve month revenue	$	[	***]	$	[	***]

Stay private scenario PCMMM data and assumptions
Trailing-twelve month revenue valuation multiple		[	***]x		[	***]x
Trailing-twelve month revenue	$	[	***]	$	[	***]
Forward-twelve month revenue valuation multiple		[	***]x		[	***]x
Forward-twelve month revenue	$	[	***]	$	[	***]

Stay private scenario DCF assumptions
2022 forward revenues	$	[	***]	$	[	***]
2023 forward revenues	$	[	***]	$	[	***]
Weighted average cost of capital		[	***]%		[	***]%
Risk premium used in weighted cost of capital		[	***]%		[	***]%
Long-term EBITDA margin		[	***]%		[	***]%

IPO scenario PCMMM assumptions

Changes in the revenue multiples between June 30, 2021 and August 31, 2021 were due to market changes in which guideline comparable companies’ median multiples changed relatively in line with the changes in our valuation multiples used. These changes in multiples of comparable companies are not related to the Company’s financial condition or results of operations.

Additionally, changes in trailing-twelve month and forward-twelve month revenues from the June 2021 Valuation Report were mostly attributed to the Company’s updating its historical results and forward looking forecast during August 2021. Due to strong operating results, the Company updated its forecast to reflect an increase in projected 2022 revenues of approximately [***]% from the previous forecast.

Stay private scenario PCMMM data and assumptions

Consistent with the IPO scenario PCMMM revenue multiple changes, the Company identified changes in the TTM and FTM revenue multiples between valuation dates. The change in TTM and FTM revenue multiples between June 30, 2021 and August 31, 2021 were due to market changes in which guideline comparable companies’ median multiples changed relatively in line with the changes in our valuation multiples used. These changes in multiples of comparable companies are not related to the Company’s financial condition or results of operations.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1005

September 13, 2021

Additionally, changes in trailing-twelve month and forward-twelve month revenues from the June 2021 Valuation Report were mostly attributed to the Company’s updating its historical results and forward looking forecast during August 2021. Due to recent strong operating results, the Company updated its forecast to reflect an increase in projected 2022 revenues of approximately [***]% from the previous forecast.

Stay private scenario DCF assumptions

The DCF valuation was most significantly impacted by changes in forward looking revenues. As noted above, the Company increased its forecast due to strong operating results, increasing its 2022 and 2023 expected revenues by approximately [***]% and [***]%, respectively. This increase was partially offset by an increase in the discount rate utilized in the analysis. The discount rate was based on the Company’s weighted average cost of capital at each valuation date, with the increase in the discount rate being attributed to the Company’s risk premium increasing from [***]% to [***]%. This increase was attributed to increased operating risk due to the more significant growth rates expected for the Company.

No other inputs materially changed.

CONCLUSION

The Company believes that it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1006

September 13, 2021

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese of LATHAM & WATKINS LLP

cc:	Spenser Skates, Amplitude, Inc.

Hoang Vuong, Amplitude, Inc.

Elizabeth Fisher, Amplitude, Inc.

Kathleen M. Wells, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP

Bradley C. Weber, Goodwin Procter LLP

Erica D. Kassman, Goodwin Procter LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1007